UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___)*

ASTRONICS CORPORATION
(Name of Issuer)

$.01 par value Common Stock
(Title of Class of Securities)

046433108
(CUSIP Number)

12/31/2010
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

( ) Rule 13d-1(b)
(x) Rule 13d-1(c)
( ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Names of Reporting Persons:

Utility Service Holding Co., Inc. (USHC)

2.     Check the Appropriate Box if a Member of a Group (1)
	(A) [ ]
	(B) [ ]

3.     SEC use Only

4.  Citizenship or Place of Organization:

USHC is a Georgia corporation, United States

Number of 		5. Sole Voting Power: 560,695 shares
Shares Beneficially
by 			6. Shared Voting Power: 0 shares
Owned by Each
Reporting 		7. Sole Dispositive Power: 560,695 shares
Person With:
			8. Shared Dispositive Power: 0 shares

9. 	Aggregate Amount Beneficially Owned by Each Reporting Person

	  560,695

10. 	Check if the Aggregate Amount in Row (9) Excludes
	Certain Shares[]

	not applicable

11. 	Percent of Class Represented by Amount in Row (9)

	6.4%

12. 	Type of Reporting Person

	CO

Item 1. (a) Name of Issuer

ASTRONICS CORPORATION

Item 1.	(b) Address of Issuers Principal Executive Offices

130 Commerce Way, East Aurora
New York 14052

Item 2. (a) 	Name of Person Filing:

Utility Service Holding Co., Inc. (USHC)

Item 2(b). Address or Principal Business Office, or, if none, Residence:

P.O. Box 120 Warthen, Georgia 31094

Item 2(c). Citizenship:

The Reporting Person is a corporation organized under the laws of the State of Georgia, USA.

Item 2.	(d) 	Title of Class of Securities:

$.01 par value Common Stock

Item 2.	(e)	CUSIP Number: 046433108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

not applicable

Item 4. Ownership.

(a)	Amount beneficially owned:    560,695

(b)	Percent of class: 6.4%

(c)	Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote: 560,695 shares

    (ii) Shared power to vote or to direct the vote: 0 shares

   (iii) Sole power to dispose or to direct the disposition of: 560,695 shares

    (iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5. Ownership of Five Percent or Less of a Class

	not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

	not applicable

Item 7.
	not applicable

Item 8. Identification and Classification of Members of the Group

	not applicable

Item 9. Notice of Dissolution of Group

	not applicable

Item 10. Certification pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2011



/s/ Carl S. Cummings, Sr.

By: Carl S. Cummings, Sr.
Title: President